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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 001-14187
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                           NOTIFICATION OF LATE FILING

         (Check One):   [ ]  Form 10-K   [ ]  Form 20-F   [X]  Form 11-K
[ ]  Form 10-Q   [ ]  Form N-SAR
         For Period Ended: December 31, 2002
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[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
         For the Transition Period Ended:
                                          -----------------

         Read attached instruction sheet before preparing form. Please print or type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant      RPM International Inc. 401(k) Trust and Plan,
                             as amended

Former name if applicable

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Address of principal executive office (Street and number)

         P.O. Box 777, 2628 Pearl Road
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City, state and zip code   Medina, Ohio     44258
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                                     PART II

                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]           (a)    The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable
                     effort or expense;
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[X]           (b)    The subject annual report, semi-annual report, transition
                     report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
                     thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
                     quarterly report or transition report on Form 10-Q, or
                     portion thereof, will be filed on or before the fifth
                     calendar day following the prescribed due date; and
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[X]           (c)    The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.
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                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Additional time is required in order for the RPM International Inc. 401(k) Trust and Plan, as amended (the "Plan"), to file its Annual Report on Form 11-K. As a result of a change in the Plan, which required for the first time the filing of a Form 11-K, and due to administrative delays in providing the required information to the Plan's independent accountants, the Plan is unable to file the audited financial statements required by the Form 11-K within the prescribed time period.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

              Janeen Kastner                         (330)                            273-5090
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                     (Name)                       (Area code)                   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X]  Yes    [ ]  No



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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [ ]  Yes    [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            RPM International Inc. 401(k) Trust and Plan, as amended
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date       June 30, 2003            By   /s/  Janeen Kastner
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                                    Name: Janeen Kastner, Director of Human
                                          Resources and Administration

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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                     [CIULLA, SMITH & DALE, LLP LETTERHEAD]

June 30, 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549



Ladies and Gentlemen:


We have read and agree with the comments in Part III of Form 12b-25 of the RPM International Inc. 401(k) Trust and Plan, as amended, for the year ended December 31, 2002, dated on or about June 30, 2003.

Very truly,



Ciulla, Smith & Dale, LLP